Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES TENDER FOR INSTITUTIONAL INVESTORS IN PROPOSED PUBLIC OFFERING OF DEBENTURES IN ISRAEL

Tel Aviv, Israel, July 28, 2009, Elbit Imaging Ltd. (TASE: EMIT, Nasdaq: EMITF), announced today that it is conducting a tender for institutional investors in connection with a proposed public offering in Israel of additional Series F Debentures and new Series 1 Convertible Debentures, pursuant to the shelf prospectus filed on July 21, 2009. The Company is examining the possibility of enlarging the scope of the proposed offering and expects to announce the final terms of the proposed offering tomorrow.

The proposed offering is being made in Israel to residents of Israel only, will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. There is no assurance that the proposed offering will be completed.

About Elbit Imaging Ltd.

The Activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers – Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels – Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment – Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects – Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities – (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
Tel:+972-3-608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il
Dudi Machluf, CFO
Elbit Imaging Ltd.
Tel:+972-3-608-6024
dudim@elbitimaging.com